[Witness Systems, Inc. Letterhead]

July 5, 2005

VIA FAX NO. 202-772-9210
AND EDGAR

Ms. Rebekah Toton
Staff Attorney
United States Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  Witness Systems, Inc.
  Post Effective Amendment No. 1 to Form S-3
  Filed June 28, 2005
  File No. 333-122310 (as amended, the "Registration Statement")

  Form 10-K for the Fiscal Year Ended December 31, 2004
  Form 10-Q for the Fiscal Quarter Ended March 31, 2005
  File No. 00-29335

Dear Ms. Toton:

        On behalf of Witness Systems, Inc. (the "Company"), I am transmitting with this letter, for filing, our response to comments of the Staff set forth in the Commission's letter dated July 1, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. We respond to the specific comments of the Staff as follows:

Form 10-K for the Fiscal Year ended December 31, 2004

Item 9A. Controls and Procedures

  1.
  You state "[y]our chief executive officer and chief financial officer concluded that [y]our disclosure controls and procedures are effective in timely alerting them to material information relating to the company (including [u]our consolidated subsidiaries) required to be included in [y]our periodic SEC filings." However, Item 307 of Regulation S-K requires that your chief executive and chief financial officers evaluate the effectiveness of your disclosure controls and procedures as defined by Rule 13a15(e) of the Exchange Act. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive and chief financial officers were narrower than the disclosure controls and procedures defined by Rule 13a-15(e). Please confirm, if true, that your chief executive and chief financial officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that information required to be disclosed in the reports you file or submit is accumulated and communicated to your management, including your chief executive and chief financial officers, as appropriate to allow timely decisions regarding required disclosure.

Response: This will confirm that our chief executive and chief financial officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that information required to be disclosed in the reports we file or submit is accumulated and communicated to our management, including our chief executive and chief financial officers, as appropriate to allow timely decisions regarding required disclosure.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Item 4. Controls and Procedures

  2.
  We note you disclose that you conducted an evaluation of the effectiveness of your disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934), as of the end of the period covered by this quarterly report. Please confirm that your disclosure controls and procedures conform with the definition set forth in Rules 13a-15 and 15d-15 under the Exchange Act.

Response: This will confirm that our disclosure controls and procedures conform with the definition set forth in Rules 13a-15 and 15d-15 under the Exchange Act.

        Furthermore, we acknowledge that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Witness Systems, Inc.

By:	/s/ WILLIAM F. EVANS
William F. Evans, Chief Financial Officer

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